UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  FORM 12b-25
                        NOTIFICATION OF LATE FILING
                                                        SEC FILE NUMBER
                                                            0-27958

                                                          CUSIP NUMBER
                                                          338494 10 7

[ ] Form 10-K and Form 10-KSB	[ ] Form 20-F       [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

        For Period Ended:  September 30, 1996
        [ ] Transition Report on Form 10-K
        [ ] Transition Report on form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR
        [ ] Money Market Fund Rule 30b3-1 Filing
        For the Transition Period Ended: __________________________________
___________________________________________________________________________

    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
___________________________________________________________________________

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________________
___________________________________________________________________________
___________________________________________________________________________

Part I -- Registrant Information

___________________________________________________________________________

    Full Name of Registrant
        FLANDERS CORPORATION
        --------------------

    Address of Principal Executive Officer (Street and Number)
        531 FLANDERS FILTERS ROAD, WASHINGTON, NC  27889
        ------------------------------------------------

___________________________________________________________________________

Part II -- Rules 12b-25(b) and (c)
___________________________________________________________________________

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

    [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or filing made by a money market fund pursuant to Rule 30b3-1, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    [ ]    (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

___________________________________________________________________________

Part III -- Narrative
___________________________________________________________________________

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, or filing made by a money market fund pursuant to Rule 30b3-1 and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company acquired Precisionaire effective as of September 24, 1996, and the consolidation of Precisionaire's financial information could not be completed such that the Form 10-Q could be filed on time without unreasonable effort or expense.

___________________________________________________________________________

Part IV -- Other Information
___________________________________________________________________________

    (1) Name and telephone number of person to contact in regard to this notification
            William C. Gibbs            (801) 237-1900
            ----------------            --------------

    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            [X] Yes     [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes     [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             FLANDERS CORPORATION
                             --------------------
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  November 14, 1996                By  /s/ Steven K. Clark
      -----------------                    -------------------
                                           Steven K. Clark
                                           Vice President Finance/Chief
                                           Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 Attachment to
                                  Form 12b-25
                          Notification of Late Filing

                          Part IV - Other Information


The Company anticipates that its earnings reported in its statement of operations for the periods ended September 30, 1996 will be significantly different from the Company's statements at September 30, 1995.

Significant changes in the Company's statements of operations occurred because of the Company's acquisition of Charcoal Service Corporation ("CSC") as of May 31, 1996, and the acquisition of Air Seal Filter Housings, Inc. ("Airseal") as of June 15, 1996, and because of significant internal growth during the nine months ended September 30, 1996. The Company's anticipated earnings from operations are summarized in narrative format below.

The consolidation of the statements of Precisionaire, Inc. ("Precisionaire"), which was acquired as of September 24, 1996, will not have an impact upon the Company's statements of operations for the periods ended September 30, 1996, but will have a material impact upon the Company's balance sheets at September 30, 1996.

Anticipated Results of Operations for the Three Months and Nine Months Ended September 30, 1996 Compared to September 30, 1995

Anticipated Net sales: The Company anticipates that its net sales for the three months ended September 30, 1996 increased 55% to $14,453,000 compared to $9,319,000 for the three months ended September 30, 1995. The increase was due primarily to the acquisition of CSC and Air Seal, which accounted for $2,818,000 of the increase in sales. The Company estimates approximately $1,850,000 of the increase was due to the success of each of the Company's subsidiaries in increasing its market share through enhanced marketing and increased production, and approximately $450,000 was due to increased overall demand for filtration products based on industry surveys predicting that growth in the air filtration market will be 4-5% between 1995 and 1996. Net sales for the nine months ended September 30, 1996 increased 44% to $40,695,000 compared to $28,250,000 for the nine months ended September 30, 1995. Approximately $4,688,000 of the increase was due to the acquisition of CSC and Air Seal. The remaining increase was due to increases in the Company's business through market growth and the capture of additional market share.

Anticipated Gross Profit: The Company anticipates that gross profits for the three months ended September 30, 1996 represented 27% of net sales, compared to 25% of net sales for the three months ended September 30, 1995. The primary reason for the increase in gross profit margin was the increase in operating efficiency associated with focusing each manufacturing facility on a particular type of product, which reduced direct costs in the following areas: Reduced down time due to switching lines between products, the elimination of redundant inventory tracking at the Company's Washington, North Carolina facility required of facilities manufacturing containment environments by federal regulations and other increases in efficiencies associated with reduced training and coordination time at each location.

Anticipated Operating expenses: The Company anticipates that its operating expenses increased to $2,392,000, compared to $1,669,000 for the three months ended September 30, 1996 and 1995, respectively. $327,000 of this increase was due to the acquisition of CSC and Air Seal. Operating expenses decreased as a percentage of net sales, to 16.8%, compared to 17.9% for the quarters ended September 30, 1996 and 1995, respectively.

Anticipated Income taxes: For the three months ended September 30, 1996 and 1995, the Company's tax provision represents approximately $555,000 and $224,000, respectively, or 38% and 42%, respectively, of net income before income taxes.

Anticipated Net income: The Company estimates that its net income increased to $854,000, or $.05 per share ($.04 fully diluted), from $306,000, or $.03 per share, for the three months ended September 30, 1996 and 1995, respectively. Net income increased to $2,202,000, or $.13 per share, from $945,000, or $.10 per share, for the nine months ended September 30, 1996 and 1995, respectively.